Via EDGAR	July 22, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-172581) of Buckeye Partners, L.P.
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, we hereby request that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 2:00 p.m., Eastern Time, on Monday, July 25, 2011, or as soon thereafter as is practicable.
     In addition, we acknowledge the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you need additional information, please contact Douglas C. Lionberger of Vinson & Elkins L.L.P. at (212) 237-0171.

Very truly yours,

Buckeye Partners, L.P.

By:	Buckeye GP LLC, its general partner

	By:	/s/ Todd J. Russo
	Name:	Todd J. Russo
	Title:	Deputy General Counsel and Secretary